Exhibit 4.8

Dated May 20, 2014

(1) Vedanta Resources Plc

(2) Sesa Sterlite Limited

MANAGEMENT SERVICES AGREEMENT

AGREEMENT dated May 20, 2014

BY AND BETWEEN

Vedanta Resources Plc (Reg No. 04740415) , a company incorporated under the laws of England & Wales and having its registered office at 2nd Floor, Vintners Place, 68 Upper Thames Street, London EC4V 3BJ (hereinafter referred to as VR Plc which expression shall, unless repugnant to the context or meaning thereof, be deemed to include its successors);

AND

Sesa Sterlite Limited, a company registered under the laws of India and having its registered office at Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa -403001 (hereinafter referred to as SSL which expression shall, unless repugnant to the context or meaning thereof, be deemed to include its successors).

VR Plc and SSL shall individually be referred to as Party and collectively as Parties.

WITNESSETH:

WHEREAS VR Plc is a London listed, metals and mining company and is the ultimate parent company of SSL and various other group companies in India and across the world. VR Plc has qualified and well experienced managerial and operating personnel.

WHEREAS SSL is BSE, NSE and NYSE listed company which is the result of the Group consolidation and has world-class assets across iron-ore, copper, aluminium, zinc-lead-silver, oil & gas and commercial power. It also has downstream investment in Bharat Aluminium Company Limited, Hindustan Zinc Limited and Cairn India Limited.

WHEREAS SSL has requested and VR Plc is willing to provide strategic planning and consultancy services to SSL and each of its subsidiaries in varied areas of business such that each of the companies is able to finalise and implement plans of growth (both generic and acquisitions), raise finance, and enhance profile.

WHEREAS the Parties have agreed that VR Plc shall render such services to SSL on the terms and conditions hereinafter contained.

NOW IT IS AGREED BY AND BETWEEN THE PARTIES HERETO AS FOLLOWS:

1.	Services

1.1	The scope of services to be rendered by VR Plc to SSL will include, but not be limited to, the services listed in the Appendix 1 (the Services). In the event SSL’s requirement is of services other than as listed in Appendix 1, VR Plc shall render such services on such terms as may be mutually agreed between the Parties.

1.2	The Services shall be rendered by VR Plc solely and on a need-be basis to SSL and its subsidiaries as per the requirements of SSL. SSL shall keep VR Plc informed of the development if its programmes, projects etc., and the Services shall be rendered and supplied by VR Plc upon SSL’s request.

1.3	VR Plc agrees to put at SSL’s disposal skilled employees and its knowledge and experience in which SSL is engaged in order to provide the Services. VR Plc agrees to provide SLL with oral and written expert advice, as warranted and with factual information, results of studies and services relating to business activities and management of SSL and recommendations, to enable it to promote and improve its business.

2.	Fees

2.1	In consideration of the aforementioned Services, SSL shall pay to VR Plc fees a maximum fee of US$ 3 million in any financial year based on a cost allocation methodology established.

2.2	Unless agreed by the Parties to the contrary, VR Plc shall issue the invoices to SSL in September and March in each year during the Term (hereinafter defined) for the fee in arrears. SSL shall pay each invoice within 45 days following receipt of the invoice. In case of any dispute on the fee, SSL shall ensure payment of the undisputed portion of the fee and the Parties shall attempt to resolve the disputed items as soon as practicable in good-faith.

2.3	SSL shall pay the gross fee to VR Plc and in case of any withholding taxes, SSL shall increase the fee amount to such extent that net fee after deduction of withholding tax shall equal the gross fee as calculated under this Agreement. In the event of withholding tax, SSL shall provide VR Plc with the necessary vouchers certifying the tax withheld.

2.4	The fee payable by SSL under clause 2.1 above is the full and complete compensation for all obligations assumed by VR Plc under this Agreement and for all Intellectual Property it assigns to SSL under or pursuant to clause 4.2 below.

2.5	All gross fee and all amounts payable under this Agreement are exclusive of VAT (or any similar tax) which SSL shall forthwith pay at the rate from time to time prescribed by law. VR Plc shall provide SSL with a valid VAT invoice. VR Plc shall provide reasonable assistance to SSL to enable it to recover any VAT so charged.

2.6	If SSL fails to make any payment due to you under this Agreement, without prejudice to any other right or remedy available to it, VR Plc may charge interest on the amount outstanding, at the rate of three per cent (3%) per annum. Such interest will be calculated from the date or last date for payment to the actual date of payment, both dates inclusive, and will be compounded quarterly. SSL shall pay interest upon demand.

3.	Confidentiality

3.1	The Parties shall keep confidential, and not use for any purpose other than for the Services, any information that either VR Plc, SSL or its subsidiaries may have access to or that comes to their knowledge during the course of Services being rendered, and neither Party shall disclose the same to any third party (other than to its employees and other professional advisors on a need-be basis and undertaking the confidentiality obligations as hereunder) without first obtaining the other Party’s prior written consent.

3.2	At the end of the Term, both Parties shall immediately deliver to the other Party all materials, records, databases, documents and other papers that are in its possession, custody or control and that are the other Party’s property, or that otherwise relates to the other Party’ business.

4.	Intellectual Property

4.1	VR Plc shall disclose to SSL promptly the factual information, results of studies and services relating to business activities and management of SSL and recommendations, including any improvements that VR Plc makes or conceives, either alone or jointly with others, in the course of, or as a direct result of, the work done for SSL, or as a consequence of information SSL or its subsidiaries have supplied to VR Plc for the purposes of this Agreement.

4.2	To the extent that any Intellectual Property in the work VR Plc does for SSL is capable of prospective assignment, VR Plc now assigns those Intellectual Property to SSL; and to the extent any Intellectual Property in that work cannot prospectively be assigned, VR Plc shall assign that Intellectual Property to SSL as and when it is are created, at SSL’s request.

4.3	The expression “Intellectual Property” means patents, trade marks, service marks, registered designs, copyrights, database rights, design rights, confidential information, applications for any of the above, and any similar right recognised from time to time in any jurisdiction, together with all rights of action in relation to the infringement of any of the above.

5.	Independent Contractor Relationship

VR Plc agree that it shall be working for SSL as an independent contractor and that nothing in this Agreement shall be construed as constituting the relationship of employer and employee, or principal and agent. Similarly, nothing herein contained shall be construed to constitute a joint venture, arrangement for sharing profits or partnership between the Parties.

6.	Term and Termination

6.1	This Agreement shall be effective from 1st April 2013 and shall be valid for a period of five (5) years i.e. up to 31st March 2018 (Term), unless terminated in advance by mutual consent or as provided in clause 6.2 below.

6.2	Either Party may terminate this Agreement by giving notice to the other if:

6.1.1	the other is in breach of any provision of this Agreement and (if it is capable of remedy) the breach has not been remedied within 60 days after receipt of written notice specifying the breach and requiring its remedy; or

6.1.2	the other becomes insolvent, or if an order is made or a resolution is passed for its winding up (except voluntarily for the purpose of solvent amalgamation or reconstruction); or

6.1.3	a delay in performance under clause 7 lasts for more than 6 months.

6.3	All clauses, which by their very intent require to survive the termination or expiry, shall survive the termination or expiry of this Agreement for any reason and continue indefinitely.

7.	Force Majeure

If the performance by either Party of any obligation under this Agreement (except a payment obligation) is delayed or prevented by circumstances beyond its reasonable control, the affected Party shall not be in breach of this Agreement because of that delay in performance.

8.	Liability

8.1	VR Plc makes no representation nor gives any warranty to SSL that any advice or information given by VR Plc, or the content or use of any materials, works or information it provides in connection with this Agreement, will not constitute or result in any infringement of third-party rights.

8.2	Notwithstanding anything contained herein, neither Party’s liability for any breach of this Agreement or the termination hereunder shall extend to any compensation, reimbursement or damages or losses, or any loss of prospective profits, loss of revenue, loss of anticipated sales, loss of data, and including but not limited to expenditure, investment, lease, commitment, loss of contracts or opportunity, whether direct or indirect, even if the possibility of those losses were within contemplation.

9.	General

9.1	Notices: Any notice to be given under this Agreement must be in writing, may be delivered to the other Party by speed post/registered post/courier or any means of recorded delivery, and will be deemed to be received on the date of receipt or latest within two (2) business days of posting.

9.2	Headings: The headings in this Agreement are for ease of reference only; they do not affect its construction or interpretation.

9.3	Assignment: Neither Party may assign or transfer this Agreement as a whole, or any of our rights or obligations under it, without first obtaining the written consent of the other Party.

9.4	Severability: If any part of any provision of this Agreement is void or unenforceable in any jurisdiction, the validity, legality and enforceability of the other provisions of this Agreement shall not be affected or impaired.

9.5	Entire Agreement: This Agreement constitutes the entire agreement between the Parties relating to its subject matter and each acknowledges that it has not entered into this Agreement on the basis of any warranty, representation, statement, agreement or undertaking except those expressly set out in this Agreement.

9.6	Formalities: Each Party shall take any action and execute any document reasonably required by the other Party to give effect to any of its rights under this Agreement, or to enable their registration in any relevant territory provided the requesting Party pays the other Party’s reasonable expenses.

9.7	Amendments: No variation or amendment of this Agreement shall be effective unless it is made in writing and signed by both Parties.

9.8	Third parties: No one except the Parties has any right to prevent the amendment of this Agreement or its termination, and no one except you or us may enforce any benefit conferred by this Agreement, unless this Agreement expressly provides otherwise.

9.9	Governing Law and Dispute Resolution: This Agreement is governed by, and is to be construed in accordance with the laws of England & Wales. Any dispute which has arisen or may arise out of, or in connection with, this Agreement shall be referred to a single arbitrator to be finally resolved by arbitration under the Rules of Arbitration of the London Court of International Arbitration (LCIA), which rules are deemed to be incorporated by reference into this clause. The seat, or legal place, of arbitration shall be London, England and the language of arbitration shall be English. The decision of the arbitrator shall be final and binding to the fullest extent permitted by law. Subject to the foregoing, either Party may bring proceedings for an injunction before any competent English courts.

IN WITNESS WHEREOF this Agreement has been entered into the day and year first written above.

SIGNED for and on behalf of	)

VEDANTA RESOURCES PLC	)

Director	)

Director/Company Secretary	) /s/ Tom Albanese

SIGNED for and on behalf of	)

SESA STERLITE LIMITED	)

Director	)

Director/Company Secretary	) /s/ D. D. Jalan

APPENDIX 1

Management Services

1.	Strategic advice

a)	Advice on developing a global profile, particularly relevant to the metals and mining businesses of the SSL group of companies

b)	advice and assistance in formulating and implementing short, medium and long term plans and strategies for growth and diversification, and also consolidation so as to enhance and make effective use of corporate resources in the form of personnel, finance and goods and services.

c)	Advice and assistance on all opportunities for growth through mergers and acquisitions including identification, evaluation, negotiating and closing.

d)	Advice on all plans for new ventures, business and facilities (including mines and refining and manufacturing facilities) including evaluation of proposals and their implementation.

e)	Assistance in sourcing international consultants including specialists in mining and metallurgical, suppliers, vendors and customers and negotiation with these parties.

f)	Advice on globalisation including in particular advice on best practices in all forms of production, marketing distribution, administration, human resources, and so forth.

2.	Financial, Treasury and Legal Advice

a)	Advice on financial structure of SSL including advice and assistance in relation to raising of financial resources by private and/or public placements of debt and/or equity. This advice will include consideration of new and/or different instruments or arrangements which are evolved in the international markets and their applicability to the companies.

b)	Assistance in short, medium and long term financial planning and forecasting.

c)	Assistance in investment appraisal.

d)	Support for implementation of financial systems.

e)	Internal audit

f)	Assistance in cash management and cash flow planning.

g)	Advice on banking arrangements and particularly in the international sector including foreign exchange exposure.

h)	Advice on taxation matters.

i)	Advice on legal matters, including trademark, license, domain name, and contractual issues.

3.	Marketing

a)	Advice on public relations, marketing and customer service provision.

b)	Provision of corporate marketing material. All such material will become the property of SSL subject to agreed fee.

4.	Training

a)	Assistance with the provision of staff training.

5.	IT support

a)	Assistance with the provision of IT software support.

b)	Provision of software and systems advice.

6.	Human Resource Management

a)	Advice on short, medium and long term HR planning.

b)	Advice on establishing HR policies, selection and training of personnel and in other organisational matters.

c)	Advice on executive development programmes, incentives, retirements, and other benefit programmes.

7.	Sustainability

a)	Advice on diagnostics or assessment of energy efficiencies, and development or oversee of sustainability evaluation or monitoring systems.

b)	Advice on sustainability program operations to ensure compliance with environmental or governmental regulations in line with corporate sustainability strategy.

c)	Communicate and coordinate with management, shareholders, customers, and employees to address sustainability issues.

8.	Corporate Communications

a)	Advice on development of a corporate communications strategy and effectively communicating with internal and external stakeholders.

b)	Advice on streamlining communications among business functions, helping management, human resources and marketing maintain a unified voice and consistent messages.